Putnam Investments
One Post Office Square
Boston, MA 02109
March 31, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Sally Samuel

Re:	Comments on Post-Effective Amendment No. 199 to the Registration Statement on Form
N-1A (File No. 811-07513), filed with the Securities and Exchange Commission (the
“Commission”) on December 19, 2014 (the “Amendment”), of Putnam Funds Trust, relating to the Registrant’s Putnam Mortgage Opportunities Fund series (the “Fund”)

Dear Ms. Samuel:

This letter responds to the comments that you provided telephonically to me on behalf of the Staff of the Commission (the “Commission Staff”) on January 30, 2015 regarding the Amendment. For convenience of reference, I have summarized the Commission Staff’s comments before the responses by the Fund.

1. Comment: Please confirm that any summary prospectus used by the Fund will comply with the disclosure and other requirements of Rule 498 under the Securities Act of 1933 (the “Securities Act”), as amended.

Response: The Fund does not currently expect to use a summary prospectus. Any summary prospectus that the Fund uses will comply with requirements of Rule 498 under the Securities Act.

2. Comment: Please update the fee table in the Fund’s prospectus.

Response: The Fund will update the fee table in the prospectus.

3. Comment: If the Fund will be engaging in short sales of securities as a principal investment strategy, please (i) reflect the costs associated with short sales in the fee table in accordance with the requirements of Form N-1A and (ii) disclose the Fund’s policy for segregating assets to cover the Fund’s obligations under any short sales.

Response: We do not anticipate that the Fund will engage in short sales of securities as a principal investment strategy.

4. Comment: Please confirm that any applicable expense reimbursement or fee waiver arrangement disclosed in the prospectus will be of sufficient length to merit reference in the fee table, in accordance with Item 3 of Form N-1A.

Response: We confirm that any expense reimbursement or fee waiver arrangement disclosed in the fee table of the prospectus will be applicable for no less than one year from the effective date of the Fund’s registration statement.

5. Comment: Consider disclosing in the summary portion of the prospectus the Fund’s policy of investing, under normal circumstances, at least 80% of its net assets in mortgages, mortgage-related fixed-income securities and related derivatives (the “Rule 35d-1 Policy”).

Response: The Fund will revise the prospectus to disclose the Fund’s Rule 35d-1 Policy in the summary portion.

6. Comment: Please identify in the prospectus the “related derivatives” that may be counted for the purpose of satisfying the Fund’s Rule 35d-1 Policy. Additionally, please disclose in the prospectus how the Fund will value a “related derivative” for the purpose of satisfying the Rule 35d-1 Policy.

Response: The Fund will revise the prospectus to include additional disclosure regarding such “related derivatives.” In addition, the Fund’s prospectus will state that the Fund generally uses the mark-to-market value of derivatives for purposes of the Rule 35d-1 Policy, but may use the notional value of a derivative if that is determined to be a more appropriate measure of the Fund’s investment exposure.

7. Comment: Please revise the prospectus disclosure, including both the summary portion and the disclosures provided pursuant to Item 9 of Form N-1A, regarding the Fund’s investments in derivatives to: (i) identify specifically the types of derivatives that will be used by the Fund; (ii) define swaptions; (iii) disclose the Fund’s policy for segregating liquid assets sufficient to satisfy the Fund’s obligations, as required under Section 18 of the Investment Company Act of 1940, for the types of derivatives used; and (iv) if credit default swaps are used by the Fund, confirm that their notional value will be segregated.

Response: The Fund will identify the types of derivatives in which the Fund expects to invest (interest rate swaps, forward delivery contracts and total return swaps, options and swaptions on mortgage-backed securities and indices). The Fund will state in its prospectus that it segregates liquid assets equivalent in value either to the full notional value of the derivative (including when the Fund is a seller of credit protection under a credit default swap) or the derivative’s mark-to-market value (including for total return swaps). The Fund’s prospectus also will refer investors to the Fund’s Statement of Additional Information for additional information about the Fund’s segregation policies. The prospectus will include a parenthetical description of swaptions.

8. Comment: To the extent that investing in sub-prime mortgages is a principal investment strategy of the Fund, please include disclosure in the summary portion of the prospectus about sub-prime mortgages and related risks.

Response: The Fund will revise the summary portion of the prospectus to state that default risk is generally higher for non-qualified or sub-prime mortgages.

9. Comment: As required by Item 4(b)(1)(i) of Form N-1A, please disclose in the summary portion of the prospectus that loss of money is a risk of investing in the Fund.

Response: The Fund’s prospectus currently includes the statement “It is important to understand that you can lose money by investing in the fund” at the beginning of the “Risks” section in the summary portion of the prospectus.

10. Comment: Please disclose the month, as well as the year, in which each portfolio manager of the Fund became a portfolio manager.

Response: We believe that the Fund’s current disclosure, which states the year in which each portfolio manager became a portfolio manager of the Fund, is consistent with the requirement of Item 5(b) of Form N-1A to state the “length of service” of each portfolio manager.

11. Comment: Please include disclosure regarding the segregation policy and methodology related to short sales.

Response: Since we do not anticipate that short sales will be a principal investment strategy of the Fund, the Fund’s prospectus will not include disclosure about short sales.

12. Comment: Consider including additional disclosure in the section entitled “What are the fund’s main investment strategies and related risks?” of the Fund’s prospectus regarding the Fund’s investment strategies in addition to the risks associated with such investment strategies.

Response: We believe that the Fund’s current disclosure, including revisions to the disclosure the Fund has made in response to comments from the Commission Staff, which states the principal investment strategies of the Fund and the particular types of securities in which the Fund will invest, is consistent with the requirements of Item 9(b) of Form N-1A.

13. Comment: Consider revising the sentence “It is important to keep in mind that risk and reward generally go hand in hand; the higher the potential reward, the greater the risk” in the section entitled “What are the fund’s main investment strategies and related risks?”

Response: We believe that this sentence is accurate and appropriately conveys to investors the idea that an investment that may result in strong gains also carries a potential for significant losses. Given the Fund’s strategy of investing in below-investment-grade securities, we respectfully believe that this disclosure should remain in the Fund’s prospectus as written.

14. Comment: Please include in the prospectus a description of the risks associated with “sub-prime” investing in the section entitled “What are the fund’s main investment strategies and related risks?”

Response: The Fund’s prospectus states in the “Industry concentration risk” paragraph in the section “What are the fund’s main investment strategies and related risks?” that default risk is generally higher in the case of mortgage-backed investments that include non-qualified mortgages. We believe that this disclosure, together with the other risk disclosures that are pertinent generally to mortgage investments, sufficiently addresses the risks involved in sub-prime investing.

15. Comment: In the section “Policy on excessive short-term trading,” consider disclosing that the Fund has entered into agreements with intermediaries in accordance with Rule 22c-2 under the Investment Company Act of 1940 and discussing the significance of those agreements to the Fund’s policies in respect of frequent purchases and redemptions of the Fund’s shares.

Response: In our view, Item 11(e)(4)(iii) of Form N-1A does not require reference to any agreements entered into by the Fund in accordance with Rule 22c-2. As required by Item 11(e), the Fund’s prospectus describes the Fund’s policies in respect of excessive short-term trading and the application of those policies to accounts maintained by intermediaries, including omnibus accounts. We do not believe that a shareholder’s understanding of these issues would be meaningfully enhanced by including a reference to Rule 22c-2 or to the agreements entered into by the Fund in compliance therewith.

16. Comment: In setting forth in the Statement of Additional Information the Fund’s policy limiting illiquid securities to 15% of the Fund’s net assets, please state that if illiquid securities exceed such limit, the Fund will take appropriate steps to reduce the Fund’s illiquid positions to 15% or less of the Fund’s net assets.

Response: We will revise the Statement of Additional Information to state that “[i]f, as a result of a change in values or net assets or other circumstances, greater than 15% of the fund's net assets are invested in [illiquid] securities, the fund will take such steps as are deemed advisable to protect the fund's liquidity.”

17. Comment: In the section “Disclosure of Portfolio Information” in the Statement of Additional Information, please identify recipients of information relating to the Fund’s portfolio securities by name, rather than generically, in accordance with Item 16(f)(2) of Form N-1A.

Response: The Fund will revise this section of the Statement of Additional Information to identify recipients of portfolio holdings under “ongoing arrangements” as required by Item 16(f)(2).

18. Comment: In accordance with Rule 483 under the Securities Act of 1933, where the Fund has entered into substantially identical contracts with multiple contracts (e.g., dealer sales contracts), please file as an exhibit to the Registration Statement one sample of each such agreement and a schedule identifying the contracts not being filed as exhibits and setting forth variances from the sample contract.

Response: The Registration Statement on Form N-1A of Putnam Funds Trust includes schedules identifying contracts not filed as exhibits, as contemplated by Rule 483.

19. Comment: Please set forth supplementally the basis on which the information required by Item 30 of Form N-1A is provided through incorporation by reference to the Fund’s organizational documents.

Response: We believe that General Instruction D.1(c) to Form N-1A, as well as other Commission rules and guidance, permit the Fund, in providing the information required by Item 30, to incorporate such information by reference to a document previously filed with the Commission.

Putnam Funds Trust, with respect to the Amendment, further acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the Amendment; (ii) Commission Staff comments do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Fund may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Consistent with the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, these acknowledgments should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Fund.

I believe this letter addresses the Commission Staff’s comments. Should you have any further question, please do not hesitate to call me at (617) 760-8939. Thank you for your assistance.

Very truly yours,

/s/ James F. Clark

James F. Clark

Associate General Counsel

Putnam Investments

cc: James E. Thomas, Esq., Ropes & Gray LLP